ISSUER FREE WRITING PROSPECTUS
Dated April 29, 2013
Filed Pursuant to Rule 433
Registration No. 333-182971

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The prospectus, dated January 22, 2013, and supplements thereto, are available on the SEC Web site at:
http://www.sec.gov/Archives/edgar/data/1507385/000114420413003387/v331630_424b5.htm#tAP.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522. The Company may disseminate important information regarding the company and its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

On April 28, 2013, Nicholas S. Schorsch, the Company’s Chairman and CEO, appeared in a video segment for Investment News. In addition, an accompanying article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the article, routinely publishes articles on business news. Investment News is not affiliated with the Company, and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A screen shot of the video on the Company’s website is attached as Annex A. A transcript of the video is attached as Annex B. A copy of the article is attached as Annex C.

 Annex A

American Realty Capital Properties

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Unique Net Lease Company Paying Monthly Dividends

American Realty Capital Properties (NASDAQ: ARCP) is a leading real estate investment trust ("REIT") that acquires, owns and operates single-tenant, freestanding commercial real estate properties. Our high-quality property portfolio is leased to corporate tenants. These tenants are primarily investment grade rated,[1] occupying properties located at the corner of "Main & Main" and in other strategic locations. Unlike other net lease REITs, ARCP focuses on acquiring both mid-term and long-term leases, which provide for both income generation and "outsized" growth potential over the longer term. Our investment strategy emphasizes durable income delivered through dependable monthly dividends.[2] **Learn More ›**

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CEO, Nicholas Schorsch, on GlobeSt.com[3]
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NEW: ARCP Q42012 & Subsequent Events Stockholder Letter **Read More›**

NEW: ARCP 2/28/2013 Fact Sheet **Read More›**

Strength for Strength Merger: ARCP and CCPT III **Read Presentation›**

Read All Updates & News ›

Stock Quote: ARCP $16.63 ▲$ 0.23 As Of 4/19/2013 12:00 AM

(1) "Investment grade" is a determination made by major credit rating agencies, and "credit-worthy" tenants are as determined by us based on our own understanding of the tenant's financial condition after employing our underwriting procedures.

(2) Dividends are not guaranteed. We may not be able to pay or maintain dividends and they are subject to change at any time.

American Realty Capital Properties

American Realty Capital Properties, Inc.
405 Park Avenue, 12th Floor
New York, New York 10022
T 212-415-6005

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Annex B

InvestmentNews

“Schorsch is Taking Names: Hard-charging boss of American Realty Capital Property a maverick in a rough-and-tumble business”

Nicholas Schorsch

April 28, 2013

“Economic Magic”

Nicholas Schorsch: The reason we did what we did, the reason we made the offer, is pretty obvious: it was a good business transaction. The size of the combined companies, the benefits, the strength for strength merger, our lower leverage, higher credit quality, and lack of any multi-tenant properties combined with their diversification in size, and scale of the combined entity would create a better diversified, larger REIT, and in this world the lower the cost to capital, the more accretive transactions are. We are primarily focused on acquisitions that are organic- organic growth based on our strong pipeline. But the lower our cost to capital, you simultaneously balance the cost to capital with an accretive pipeline, and you have what I would consider to be economic magic, which is you lower your cost to capital, at the same time keeping a very strong acquisition pipeline. It is a very valuable asset to the investor- the ARCP investor. Now this transaction was with a public, traded REIT. ARCP is not one of our non-traded REITS. It is a very seasoned- almost a year- a little over a year and a half old. We are heading into the inclusion trade season for the Indexes, that’s both the MSCI and the Russell 2000, we have a- we are considered to be a seasoned company with a market cap total enterprise value over $3.5 billion, so we are the largest equity REIT on the NASDAQ today, so this is a serious transaction that we took very, very seriously, both in the form of who we used as a banker, how we structured the deal. But it was clearly a strength for strength merger. We liked the trade. But unfortunately, it was not well received by their board. They did not engage with us actively. The fundamentals of the transaction are terrific for both companies. We structured it with more cash, with less cash, still without any meaningful engagement. So, at the end of the day, we have a lot of other things to be doing at ARCP. We have a very robust pipeline, and there’s many other M&A and strategic potential opportunities for us in the marketplace with other companies, other portfolios, as well as our pipeline, which we’ve already announced is over $1.1 billion.

“REIT Motif: Not Rocket Science”

Nicholas Schorsch: Nont-traded REITs have had a chequered history and some of the performance has been good and some of it has been less good, and some of the performance has been not good at all, just as every asset class. During the Recession, certain assets got hurt more than others. But the non-traded REITs have gone through an evolution. Non-traded REITs today have much lower fees. They still have a higher cost to capital than a traded REIT because there is more load in the capital raise. Not significantly, but there is a couple of points more than if you did an IPO, and that’s a cost. Second of all, non-traded REITs are raising blind pool capital, which means you are raising capital to buy new assets, whereas traded REITs historically buy assets, hold them, grow them, develop them- it’s more of a permanent strategy. So, it has liquidity through the market, but you’re not typically building it a traded REIT to then sell it. A non-traded REIT, you are buying a blind pool of capital so it’s a relatively short term investment, whether that’s three to six years. It is very similar to the private equity funds, but much more transparent as a public company. So, it shares the public characteristics of 8-K filings and 10-Ks, independent Boards- all the governance of a public company and transparency- but at the same time you’re looking at a life cycle that’s roughly five to seven years. And then, the job of the sponsor is to sell that company or take it public or merge it with a public company. What you see now is a unique set of circumstances in non-traded REITs. There’s about $39 billion of non-traded REITs that are looking for liquidity over the next two years. This is a very important aspect. The industry, last year, raised about $12 billion. And when I saw non-correlated, this doesn’t trade, so you don’t see the massive volatility you see in the public markets, but then again you don’t have the liquidity, so there’s a plus and a minus. You also don’t have quite the transparency evaluation that you have in the public REIT, because you have analysts in the public space. So, putting all that together, the key to a non-traded REIT is you acquire- you raise the capital, acquire the assets, in a time and a place in the market so it’s a vintage, then you look for liquidity. That’s your job. You’re supposed to sell the company and find liquidity. The traded REITs are constantly liquid. They’re a permanent vehicle and they’ve had tremendous returns over the last five years. So, both asset classes provide very similar returns- you are in real estate- but one is a lot more closely correlated to the S&P and the Russell, and the other is a lot more correlated to the hard asset market, the- kind of- the NCREIF rather than the NAREIT market, which is kind of what the endowments are buying, and those other fiduciary organizations, whether it’s a private equity fund or an endowment or large pension. They’re buying hard assets. So, it allows a retail investor to get access to professional, managed, large portfolios in a public format, but again a lot less liquidity and you’re really waiting for most of your value creation on the exit.

Annex C

Schorsch is taking names

Hard-charging boss of American Realty Capital Property a maverick in a rough-and-tumble business

By Andrew Osterland   |  April 28, 2013

If success breeds contempt, Nicholas Schorsch can deal with the contempt.

The outspoken 52-year-old chief executive of American Realty Capital Properties Inc. is a maverick in the nontraded-REIT industry.

This month, for example, he ruffled feathers in the industry when he launched a hostile bid for Cole Credit Property Trust III after it announced plans to merge with Cole Holdings Corp. and go public. Even though Mr. Schorsch eventually withdrew his offer, the move is typical of his “shoot first and ask questions later” approach.

“He's stirring up the pot in the industry, and that's good,” said Jim Ball, principal at Ball Financial Services Co. in Westborough, Mass. “But at times, he seems to be trying to confuse people about what others in the industry are doing. I don't think that's helping the industry.”

Indeed, Mr. Schorsch has stood out not only for his performance — he has rewarded investors handsomely by bringing an unprecedented three deals involving nontraded real estate investment trusts full cycle in the last five years — but for his willingness to denounce his peers in an industry that has drawn criticism from regulators and investor advocates for being opaque, illiquid, conflicted and self-serving.

“We have to make this industry better. I'm a zealot about that,” Mr. Schorsch said in a recent interview at his Park Avenue offices in New York. “It has to be about pay for performance. I tell investors what I'm going to do and then I do it.”

He has undeniably delivered for his investors. In the space of 18 months, Mr. Schorsch has executed three transactions — he listed Healthcare Trust of America (HTA) and American Realty Capital Trust (ARCT) for public trading and merged ARCT III with his own American Realty Capital Properties (ARCP). The three deals netted investors internal rates of return of 11%, 14% and 33%, respectively, according to company data. In the meantime, publicly traded shares of ARCP have increased 60% — to $16, from $10 — since last July.

In an industry characterized by long life cycles and broken promises, that kind of performance stands out.

“He came into the industry a blustery, opinionated newcomer,” said Kevin Gannon, president of Robert A. Stanger & Co. Inc., an investment bank focused on real estate. “I was initially cautious about him, but I became a believer a few years back. He makes a lot of noise, but he backs up what he says he's going to do.”

Not surprisingly, Mr. Schorsch has developed a committed following among financial advisers, who are a big source of capital for nontraded-REIT sponsors. Last month alone, Mr. Schorsch attracted an unheard of $1.5 billion in capital, largely for his ARCT IV REIT, which specializes in net-lease properties.

“Last month was staggering,” Mr. Gannon said. “We've never seen anybody do something like that before.” So far this year, Mr. Schorsch has raised $2.4 billion, representing 60% of the total capital raised in the industry, according to data from Stanger.

In 2012, his firm raised more than $3 billion from investors, representing 30% of total funds raised, according to Stanger.

'NOT ROCKET SCIENCE'

For advisers, Mr. Schorsch's performance speaks for itself. “It's not rocket science,” said Jeffrey Schrader, an investment adviser who has about a dozen clients in the American Realty Capital Healthcare Trust. “They do exactly what they say they're going to do, and people are starved for [REIT sponsors] who follow through on what they say.”

Norman Anderson, an adviser with United Planners Financial Services of America, has always been hesitant to invest in nontraded REITs, because they've been “heavy on the fees and light on results.” But he began investing with ARCP in 2010.

“The genius behind this is, they're keeping the deals small and manageable,” he said. “I've been in the business since 1976, and you don't run into many people who have the energy and commitment to what they're doing that [Mr. Schorsch] has.”

ENJOYS ROLE

Mr. Schorsch definitely has the energy and he clearly enjoys playing the role of industry gadfly. He has criticized his peers relentlessly for paying themselves large fees while investors remain mired in illiquid investments.

“I'm just a guy who's found some white space in an industry that needed changing,” Mr. Schorsch said.

His latest target was Cole Holdings Corp., another big player in the net-lease sector. Mr. Schorsch launched a hostile bid for Cole Credit Property Trust III last month and only recently withdrew the offer after the Cole board rejected it. Cole plans to list the REIT this year.

“We think the better strategy is to let the market value the assets,” said Aaron Halfacre, senior vice president and head of strategic relations at Cole Real Estate Investments.